Exhibit (a)(25)

For Immediate Release	Media Contact:	Investor Contact:
December 1, 2010	Lori Gorski	Patrick Flanigan
	(617) 768-9344	(617) 768-6563
Lori.gorski@genzyme.com
Genzyme Completes Sale of Genetic Testing Business to LabCorp
CAMBRIDGE, Mass. — Genzyme Corporation (Nasdaq: GENZ) today announced that it has completed the sale of Genzyme Genetics to Laboratory Corporation of America Holdings (NYSE: LH) for $925 million in cash.
Under the final terms of the agreement, LabCorp purchased substantially all of the assets of the Genzyme Genetics business, including testing services, technology, intellectual property rights, and the rights to continue operations at the unit’s nine genetic testing laboratories. All employees of Genzyme Genetics were offered similar positions at LabCorp.
This sale to LabCorp represents the successful completion of the first of three planned divestitures previously announced by Genzyme. Earlier this month, the company announced that it has entered into an asset purchase agreement under which Sekisui Chemical Co., Ltd. will acquire Genzyme’s Diagnostic products business for $265 million in cash. The company also plans to divest its Pharmaceuticals business. Proceeds from these three transactions may be used to finance the remaining half of the company’s planned $2 billion stock repurchase.
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with approximately 10,000 employees in locations spanning the globe and 2009 revenues of $4.5 billion. In 2010, Genzyme was named to the Fortune 500.
With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.
Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-678-999-4572 outside the United States.
Important Information
Genzyme has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer by Sanofi-Aventis. Genzyme shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation

Genzyme Completes Sale of Genetic Testing Business to LabCorp
Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer, free of charge at the SEC’s website at http://www.sec.gov. In addition, investors can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
Safe-Harbor
This press release contains forward-looking statements, including the statements regarding: the successful completion of the sale of Genzyme’s Diagnostic products business, the planned sale of Genzyme’s Pharmaceuticals business, and Genzyme’s plans for the use of the proceeds from one or more of the divestitures of its Genetics, Diagnostic products and Pharmaceuticals businesses. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include the failure of Genzyme to complete the sale of the Diagnostics products business; the failure of Genzyme to complete the sale of its Pharmaceuticals business; the determination by Genzyme not to proceed with its stock repurchase program as currently contemplated; the determination by Genzyme not to use all or a portion of the proceeds from the divestitures in connection with the stock repurchase program; and the risks and uncertainties described in Genzyme’s SEC reports filed under the Securities Exchange Act of 1934, including the factors discussed under the caption “Risk Factors” in Genzyme’s Quarterly Report on Form 10-Q for the period ended September 30, 2010. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise these statements.
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